Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2022.

As at 30.06.22
000
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	9,794
Other reserves	53
Retained earnings	46,721
Total equity	58,916
Group indebtedness
Subordinated liabilities	32,241
Debt securities in issue	68,656
Total indebtedness	100,897
Total capitalisation and indebtedness	159,813
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,743
Performance guarantees, acceptances and endorsements	7,532
Total contingent liabilities	24,275
Documentary credits and other short-term trade related transactions	1,888
Standby facilities, credit lines and other commitments	334,483
Total commitments	336,371

Barclays Bank PLC	74